UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-18412

                                            NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

      For Period Ended: September 30, 2006

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A


                                     PART I
                             REGISTRANT INFORMATION
                             YTB INTERNATIONAL, INC.
                            (Full name of registrant)

                           Former name if applicable:

                           One Country Club View Drive
                          Edwardsville, Illinois 62025
                     (Address of principal executive office)


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
             |X|  (a)    The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without
                         unreasonable effort or expense;
             |_|  (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before
                         the 15th calendar day following the prescribed due
                         date; or the subject quarterly report or transition
                         report on Form 10-Q, or portion thereof will be filed
                         on or before the fifth calendar day following the
                         prescribed due date; and
             |_|  (c)    The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).
      As reported on the Current Reports on Form 8-K of YTB International, Inc. (the "registrant" or the "Company") filed with the U.S. Securities and Exchange Commission on January 19, 2006 and February 7, 2006, the Company is conducting an internal inquiry into certain accounting-related matters and has concluded that certain of its past Annual Reports and Quarterly Reports on Forms 10-KSB and 10-QSB should not be relied upon. Because the efforts of the Company's accounting staff have been focused on the inquiry and the process of restating the financial statements in the Company's past reports, the Company will not be able to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2006 on a timely basis. The Company will file the report as soon as practicable.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

           Robert H. Cohen, Esq.       212               801-6907
                 (Name)             (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                    |_| Yes  |X| No

      Annual Report on Form 10-KSB for the year ended December 31, 2005

      Quarterly Report on Form 10-QSB for the three months ended March 31, 2006

      Quarterly Report on Form 10-QSB for the six months ended June 30, 2006

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 |X| Yes  |_| No

      The Company is currently unable to determine whether there will be any significant change in the results of operations from the corresponding period for the last fiscal year because of the uncertainty regarding the previously reported results that is the subject of the Company's inquiry.

                             YTB INTERNATIONAL, INC.

                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2006                 By: /s/ John Clagg
                                             --------------------------------
                                         Name: John Clagg
                                         Title: Chief Financial Officer
                                         (Principal Financial Officer)